THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

November 13, 2009

VIA EDGAR AND EXPRESS MAIL
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street N.E.
Washington, D.C. 20549
Attn:           Larry Spirgel, Assistant Director

Re:	Pegasus Tel, Inc.
Registration Statement on Form S-1/A
Filed October 15, 2009, as amended October 27, 2009
File No.: 333-162516

Dear Mr. Spirgel:

Below please find our responses to the Staff’s comment letter, dated November 10, 2009 (the “Comment Letter”), regarding the above-captioned matter.  Per your request, our responses are keyed to the enumerated comments in the Comment Letter.

Please be advised that the Company has filed Amendment No. 3 to the Registration Statement today. A copy of this letter and Amendment No. 3, marked to show changes, will be sent to you via express mail today.

Please do not hesitate to contact me at (732) 610-2435 if you have any questions regarding this matter.

Very truly yours,

/s/ Philip Magri

General

1.
 We note that the spin-off was originally structured to be in compliance with Staff Legal Bulletin No. 4.  However, we note that your former parent company, Sino Gas International Holdings, Inc. has disclosed (Form S-1, 333-147998) that the spin off may have violated Section 5 of the Securities Act of 1933.  Please provide your analysis as to why Section 4(2) was available for the spin-off. We not that there were 167 shareholders that participated in the spin off.

Response:

Staff Bulletin No. 4 discusses instances when a subsidiary does not have to register the spin-off.  In our case, we are registering the shares on a Form S-1.  The spin-off was initially intended to comply with Staff Bulletin No. 4.  Sino Gas International Holdings, Inc. filed a Preliminary 14C (File No.: 000-51364) on May 4, 2007 and Pegasus filed a Form 10 (File No.: 000-52628) on May 7, 2007.  However, the 14C and Form 10 were not cleared by the SEC.  Pegasus decided to deregister its common stock via a Form 15-12G filed on March 23, 2009.

We believe that Section 4(2) is available because there was no public offering of Pegasus shares.  There are several factors attesting to this fact. First, the distribution did not involve the “public.”  The recipients of the Pegasus shares were solely then existing Sino Gas stockholders.  No one was solicited. Second, there was no “offering.”  The Pegasus shares were automatically given to existing Sino Gas stockholders as a dividend. Sino Gas stockholders did not have an option of not receiving the Pegasus shares. Therefore, there was no investment decision made by the Sino Gas stockholders.  Third, there was no “sale” because there was no consideration given.  Sino Gas stockholders received Pegasus shares solely based on their then current ownership of Sino Gas.

We are not sure why Sino Gas disclosed in their Form S-1 that the spin-off may have violated Section 5 of the Securities Act of 1933, as amended.  We believe it may be because the Sino 14C and Pegasus Form 10 were not cleared by the Commission and that they were not aware of Pegasus’ intention to register the Pegasus shares on a Form S-1.

Lastly, we do feel that is relevant that no market exists for Pegasus shares and each stock certificate given bears a restrictive legend.  The restrictive legend will be removed only when the Form S-1 is declared effective.

Prospectus Cover Page

2.
Make clear that the selling shareholder will sell their shares at $0.10 until a market develops for the securities on the OTC Bulletin Board, assuming the stock becomes quoted on the OTC Bulletin Board.

Response:

We have added the following disclosure to the prospectus cover page:

As there is no market for our common stock, the shares being offered for resale by the Selling Stockholders will be offered and sold at the fixed price of $0.10 per share for the duration of this offering or until the shares become quoted on a securities market, such as the Over the Counter Bulletin Board or securities exchange.

Summary, page 5

3.	Please correct the statement in the second paragraph on page 5 (and throughout your filing) to state that your common stock will be quoted, not listed, on the OTC Bulletin Board.

Response:

We have made the correction.

4.
On page 7, you state that you have 20,215,136 shares of common stock issued and outstanding and you are registering 6,425,537 shares under this Form S-1.  Further, you state that the 6,425,537 shares are 32% of your issued and outstanding shares held by non-affiliates.  We note that the affiliates of your company own approximately at least 7.5 million shares (we note from your beneficial ownership table that Joseph Passalaqua, the brother of your principal financial officer, owns 7,501,285 shares).  Please revise your disclosure accordingly or tell us how you calculated that the 6,425,537 shares being registered under this Form S-1 are 32% of your issued and outstanding shares held by non-affiliates.

Response:

The shares 6,425,537 shares being registered represent approximately 32% of the issued and outstanding common stock.  We have deleted the references to non-affiliates.

Risk Factors, page 11

5.	Please add a risk factor that discusses that you do not have any external credit facility and assesses your ability to access credit in the current economic climate.

Response:

We have added the following risk factor:

We do not have any external credit facility.

We currently do not have an external credit facility.  The current economic recession has hampered small businesses, like ours, from obtaining loans and lines of credit from banks and lending agencies.  Overall, due to the recession and increasing bank failures, banks have become more selective when granting loans and/or lines of credit to businesses and individuals.  If we are unable to grow our business from generating revenues, we may need access to additional capital such as loans and/or lines of credit. We might not qualify for such loans and/or lines of credit. Our failure to secure an external credit facility could prevent us from growing our business or to cease operations.

Our future financials could substantially dilute…page 9

6.	In this risk factor, you mention that you will need additional financing. Please quantify the amount of financing that you will need to continue operations over the next 12 months.

Response:

We have added the second sentence in the risk factor:

Our future financings could substantially dilute our stockholders or restrict our flexibility.

We will need additional funding which may not be available when needed. We estimate that we will need $50,000.00 to continue our operations for the next 12 months.  If we are able to raise additional funds and by issuing equity securities, you may experience significant dilution of your ownership interest and holders of these securities may have rights senior to those of the holders of our common stock. If we obtain additional financing by issuing debt securities, the terms of these securities could restrict or prevent us from paying dividends and could limit our flexibility in making business decisions. In this case, the value of your investment could be reduced.

Services and Products, page 13

7.
Referring to the 13 payphones that you currently operate, please explain whether you have the right to operate payphones at the business locations pursuant to any long-term agreements or whether the business owners may terminate you license to operate these phones at-will.

Response:

We have amended the disclosure to read as follows:

We own, operate and manage privately owned public payphones in the County of Delaware, State of New York. As of December 31, 2008 and June 30, 2009, we owned, operated managed 13 and 15 payphones, respectively, with 2 payphones removed when compared with 2008.  The Company does not have any long-term agreements with the customers of these payphones and they may terminate our license to operate at will.  We may pay site owners a commission based on a flat monthly rate or on a percentage of sales. Some of the businesses include, but are not limited to, retail stores, convenience stores, bars, restaurants, gas stations, colleges and hospitals. In the alternative, our agreement with business owners may be to provide the telecommunications services without the payment of any commissions.

Market and Competition, page 16

8.
In the last paragraph under this heading, you mention that you are able to provide higher quality customer services because you payphones alert you when your phones experience technical difficulties.  This is also important because a non-functional phone does not provide revenue.  Here, please revise to discuss whether the payphones of your competitors also have this functionality and whether this functionality is standard in your industry.

Response:

We have deleted the language.  We believe that the functionality is standard in our industry.

Selling Stockholders, page 18

9.
On page 21, we note that you have listed Joseph Passalaqua and Joseph J. Passalaqua as selling shareholders. We also note that Joseph J. Passalaqua is listed on page 27 as beneficial owner of 4.95% of your common stock.  For Joseph J. Passalaqua and other applicable security holders, please provide the disclosure required under Item 507 of Regulation S-K such as the information regarding this material relationship with the company.

Further, please confirm whether Joseph Passalaqua is Joseph C. Passalaqua who owns 37.10% of the company or is also Joseph J. Passalaqua.  If the former, then revise to provide Item 507 disclosure.  If the latter, then consolidate the holdings.  Finally, revise your statements on page 23 under “Selling Stockholder Relationships” consistent with the revisions under this comment.

Response:

The Joseph Passalaqua mentioned is Joseph C. Passalaqua who owns 37.10%.  We have revised the disclosure to provide Item 507 disclosure.

10.
We note that you are registering the resale of less than 10 shares for numerous selling shareholders.  Advise whether these shareholders are affiliates.  If not and they have held their shares for more than 1 year, tell us why you are registering these shares for resale.

Response:

The Company believes that at some time the Company may or may not have been a shell, and therefore, there are no guarantees that Rule 144 would be available to these shareholders for resale of their shares into the public market via an exemption.   The Company does not want to take this risk for its shareholders and has decided, in the best interest of its shareholders, to register their shares so they can resell them into the public market as registered securities instead of as unregistered securities.

11.
The introduction to the table is not consistent with what is presented in the table.  For example, the introduction indicates that the percentage of the total outstanding owned by each selling shareholder following successful completion of the offering is depicted, however it is not.  Please revise.

Response:

We have revised the table to be consistent with the introduction to the table.

Director and Officer Compensation, page 25

Code of Business Conduct and Code of Ethics, page 26

12.
 The fourth paragraph on page 26 states that you do not have a Code of Business Conduct and Ethics.  However, you exhibit list states that you do have such codes because you reference them  as being filed with your Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2007. Further, however, you have not filed an Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2007.  Please reconcile these statements and events and revise your disclosure accordingly.

Results:

We have deleted the Code of Business Conduct and Ethics from the Index table.  We have also deleted the reference to Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Industry Trends, page 32

13.
 Your disclosure under this section is too vague.  In the first paragraph under this section, your briefly mention changes facing telephone companies, your competitors and the strengths of your competitors.  You, however, operation payphones in upstate New York.  Please revise this disclosure to provide more relevant information to your investors regarding the trends in the public payphone industry and how your company is affected by these trends.

Response:

We have amended the disclosure to read as follows:

Industry Trends

We operate 13 payphones in upstate New York.  However, industry trends in the payphone industry are not specific to upstate New York; but, rather, mirror what is happening in the industry nationwide.  Over the past years, more and more people are opting to use personal cell phones to communicate as compared to pay phones.  Cell phone technology has advanced over the recent years and competition has made cell phones and cell phone service plans more affordable to the average consumer.  Pay phones have had a hard time competing with cell phones and we do not see this changing in the foreseeable future.  Consumers might opt to use pay phones in areas where cell phone reception is nonexistent or unreliable or when consumers do not wish to incur charges for minutes used on their cell phone.  This is not specific to upstate New York but apply to the cell phone industry nationwide.

14.
In addition, the second paragraph of this section states that ongoing changes in the telecommunications industry will impact your company and such impact depends on many factors.  Again, this disclosure is too general.  Please revise to discuss the ongoing changes in the telecommunications industry that pertain to your line of business and elaborate on how such changes could specifically affect your business.

Response:

We have deleted the paragraph.

Fiscal year ended December 31, 2008 compared to fiscal year ended December 30, 2007

Results of Operations, page 33

15.	In the fourth paragraph under this section, please explain in more detail what is local service revenue.

Response:

We have added the following disclosure as of December 31, 2008:

This is the revenue from 3 monthly invoices billed in 2009 to payphone customers in which the Company owns the payphone and provides service to operate the payphone on the premises. As of December 31, 2008 the customers that made up the local service revenue were: Margaretville Central School, Margaretville, NY; Mountainside Residential Care Center, Lake Katrine, NY; and A& P Super Mart, Margaretville, NY.

We have added the following disclosure as of June 30, 2009:

This is the revenue from 2 monthly invoices billed in 2009 to payphone customers in which the Company owns the payphone and provides service to operate the payphone on the premises. As of June 30, 2009 the customers that made up the local service revenue were: Margaretville Central School, Margaretville, NY and Mountainside Residential Care Center, Lake Katrine, NY.

16.
For this period and other periods presented, please add disclosure discussing whether your decrease in revenues is a known trend that is reasonably likely to result in your liquidity decreasing in a material way and, if so, indicate the course of action that you have taken or will take to remedy this deficiency.

Response:

We have added the following language:

We foresee revenues decreasing further in light of the growing trend of cell phone use. We anticipate remedying this situation by strategically placing payphones in key areas, especially where cell phone reception is not reliable.

  Liquidity and Capital Resources, Page 35

17.
 From the first paragraph under this section, we note have had significant net losses for the last two fiscal years and your principal source of liquidity is borrowing from executive officers and certain stockholders.  Please revise to disclose a detailed plan provided by management that focuses on how management intends to increase liquidity and move the company to profitability.  This plan should point out:

● What are the short-term and long-term issues that the company must deal with in order to reduce its net losses and increase liquidity;

●How management intends to address these issues; and

●The likelihood of success against the issues.

Here, please discuss specific issues affecting the company and avoid general disclosure that is applicable to many different issuers.  Please note that we consider the long-term to be a period of greater than 12 months.

Response:

We have amended the language to read as follows:

Short –Term Issues:  The Company’s lack of profits or revenue and limited cash, which has created a deficit and loss for the Company.

Long – Term Issues: The Company’s Registration Statement  has not been approved and cleared by the SEC and the capital stock is not a marketable commodity.

Management’s Plan to address these issues and the likelihood of success against these issues:  The Company has negotiated with one of its shareholders, Mary Passalaqua, a pledge of $75,000 in future loans available to the Company.  These loans will be enough to get the Company to increase the liquidity, and for management to create market awareness in the private sector. Management finds the likelihood of success very good that this plan will counteract the short-term and long-term issues.  The specific issue of the Company is primary cash and funding and with the pledge of future loans from Mary Passalaqua in the amount of $75,000 and future prospect of the Company to have marketable and tradable shares, management is confident that this issue will be resolved.

18.
Your chart of beneficial ownership shows there is a Joseph C. Passalaqua and a Joseph J. Passalaqua.  In the fifth and sixth paragraph on page 325 you mention indebtedness owed to Joseph Passalaqua.  Here (and where you disclose similar details) please specifically identify to whom this debt is owed.

Response:

All areas of the document where “Joseph Passalaqua” is mentioned have been revised to state either “Joseph J. Passalaqua” or “Joseph C. Passalqua.”

Certain Relationships and Related Transactions and Corporate Governance, page 39

19.
In the fifth and eighth paragraph on page 8, you state that the company has issued notes payable to Joseph Passalaqua that are bearing interest at 15% and 18%.  However, in the second payable on page 39, you state that notes payable to Mr. Passalaqua bear interest at 10% and 18%.  Please revise to provide consistent disclosures.

Response:

We have amended the language to read as follows:

As of June 30, 2009, we had a related party accounts payable to Joseph C. Passalaqua in the amount of $10,673 and $14,887 in notes payable that are accruing 10% and 18% interest bearing per annum. As of June 30, 2009, $14,887 in principle and has accrued $2,273 in simple interest.

20.	Please file the agreements for your indebtedness as exhibits to the registration statement.

Response:

We have filed the agreements as exhibits.

Notes to the Financial Statements, F-7

Notes 1 – Organization and Summary of Significant Accounting Policies, page F-7

21.	Please revise your disclosure under “Organization and Basis of Presentation” on page F-8 to be consistent with your disclosure on pages 12 and 13.

Response:

The disclosure under “Organization and Basis of Presentation” on page F-8 has been revised to be consistent with the disclosure on pages 12 and 13.

Item 16. Exhibits 84

22.
You incorporate by reference to an Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2007. However, you have not filed an Amendment No. 1 to your Form 10-K for the fiscal year ended December 31, 2007.  Please revise your exhibit index accordingly.

Response:

We have revised the footnote to read as follows:

(3) Filed as an exhibit to the Company’s Form 8-K  (File No.: 000-52628) filed on August 27, 2008 and incorporated by reference herein.

Exhibit 23.2

23.	In your next amendment, please attach the correct consent of your independent registered public accounting firm.

Response:

We have attached the correct consent of the Company’s independent registered public accounting firm.

Item 17. Undertakings, page 85

24.	Please revise to include the disclosures required under Item 512(a)(6)(iv).

Response:

We have included the disclosures required under Item 512(a)(6)(iv).

Signatures

25.	Please revise to have your principal financial officer, controller, or principal accounting sign the registration statement.

Response:

The Company’s Principal Financial and Accounting Officer has signed the amendment.

CERTIFICATION

On behalf of the Company, Pegasus Tel, Inc., I hereby acknowledge that:

(a)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Date: November 13, 2009	PEGASUS TEL, INC.

	By:	/s/ CARL E. WORBOYS
Carl E. Worboys
President and Director
(Principal Executive Officer)